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09045217

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Securities and Exchange Commission
Office of International Corporate Finance
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SEC Mail
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JAN 22 2009
Washington, DC
108

Your reference: File No. 82-5089
Our reference: UM / BC
Date: January 21, 2009

SUPPL

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following note:

- "Zurich's global Climate Initiative marks first year anniversary with impressive accomplishments" dated January 21, 2009

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

PROCESSED
FEB 02 2009
THOMSON REUTERS

Enclosure

1/29

46674-03

News Release

ZURICH®

Zurich's global Climate Initiative marks first year anniversary with impressive accomplishments

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, January 21, 2009 – In the first year since its launch, the global Climate Initiative of Zurich Financial Services Group (Zurich) has led to the development of new products and services addressing the evolving risks associated with climate change, significant steps in measuring and managing Zurich's own carbon footprint and the facilitation of climate change related research.

"The progress in the first year of Zurich's Climate Initiative convinces me that our market-based approach is bearing fruit," commented Michael Kerner, Zurich's Global Chief Underwriting Officer and Head of the Climate Initiative. "Through deep discussions with customers, government officials and other experts, we are increasing our knowledge of our customers' climate-related risks, and successfully driving progress in product and market development to address those risks."

Highlights of Zurich's Climate Initiative achievements include:

- **Product Development**: nine new General and Life Insurance products were developed in 2008 to address the various risks customers face as a result of climate change, ranging from environmentally sensitive investment options to expanded coverage for renewable energy sources and sustainable property rebuild options. Particularly innovative in this area are the two specialized products to meet the insurance needs of carbon capture and sequestration projects.
- **Carbon footprint**: following an in-depth review of its own carbon footprint, Zurich is announcing a Group-wide CO_2-emission reduction target of 10% by 2013, which will be pursued through a combination of cleaner energy sources, energy efficiency measures,

reduced air travel and the gradual transition of the car fleet to more fuel efficient cars.

- **Research and public dialogue**: in order to deepen collaboration with academics and other experts Zurich funded a distinguished visitors program at the Donald Bren School of Environmental Science & Management at the University of California, Santa Barbara, and engaged in a series of dialogues with governments and regulators.

These first-year successes all reflect the Climate Initiative's three pillar strategy. First, Zurich established an internal Climate Office to embed awareness and understanding of climate related risks across its businesses. Second, a Climate Change Advisory Council with internal functional leaders and external advisors was established to advise Zurich's Group Management on strategic and operational issues. And third, to gain further understanding of the environmental transformations, Zurich launched an applied research program with academic organizations and institutions.

Development of innovative products

Throughout 2008 Zurich developed nine new products in the General and Life Insurance segments, addressing the climate-related needs of retail, commercial and corporate customers. These new products address, among other areas, the growing demands of alternative energy markets, the desire for sustainable building construction, and the option for customers to tie their savings to environmentally sensitive investments.

"As an insurer, Zurich's role in society is to deliver the risk management solutions our customers need to address the risks associated with everyday life, which are increasingly impacted by climate change," remarked Lindene Patton, Climate Product Officer. "This demands a deep knowledge of the evolving risks associated with climate change, as well as a deep commitment to aligning the necessary resources behind the product development process."

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For example, to specifically address the long-term challenges facing continued fossil fuel use and sustainable climate protection, Zurich – in conjunction with customers, academic experts and government officials – has developed two unique and innovative products, the Carbon Capture and Sequestration (CCS) Liability Insurance and the Geological Sequestration Financial Assurance, which both address specified perils of CCS-operations. CCS is a new technology that aims to capture CO_2 emissions before release into the atmosphere, thereby allowing continued use of fossil fuel energy sources.

Assessing Zurich's own carbon footprint, enabling sustainable reduction strategies

In order to identify effective and sustainable measures to manage its own carbon emissions, Zurich quantified its group-wide carbon-footprint in collaboration with the Donald Bren School of Environmental Science & Management. The analysis defined 2007 as the base year and included the electricity and heat for owned and leased facilities, air travel, and the company's vehicle fleet, including rental cars. Based on these results, Zurich determined its own carbon footprint and established a Group-wide emissions reduction target of 10% through the year 2013. This reduction is aimed to be achieved by increasing the use of "green" energy, increasing energy efficiency standards in owned buildings, improving the fuel efficiency of the vehicle fleet and raising employee awareness.

In addition, effective utilization of telepresence and video-conferencing capabilities will help reduce air travel, leading to additional carbon reductions combined with significant efficiency gains. "By focusing on the major sources of emission and sensitizing our employees to ways they can contribute to these efforts we aim to significantly reduce our emissions within a short period of time," comments Elpida Constantinou, Climate Program Officer.

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Deepened research collaboration and dialogue with governments and regulators

An essential goal of Zurich's Climate Initiative is to create and share knowledge on climate risks through collaborations with academic organizations and think tanks and to support external research programs. In 2008 Zurich deepened the collaboration with the Donald Bren School of Environmental Science & Management and funded a distinguished visitors program ensuring the school's access to some of the brightest scholars examining the climate issue in its scientific, economic, political and societal dimensions. This program was kicked off in October 2008 with the first lecture of the series "Climate change: Is the science settled enough for policy?" given by Stanford University Professor Dr. Stephen H. Schneider. Furthermore, to ensure that Zurich can effectively play its role as an insurer and help people adapt to and mitigate climate change risks, Zurich has been engaged in an effective dialogue with governments and regulators, highlighting the priorities that would enable Zurich and other insurers to effectively contribute in combating climate change risks.

For more information on Zurich's Global Climate Initiative please see: http://www.zurich.com/climate

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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